UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

FORM 6-K
__________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 2010
Date of Report (Date of Earliest Event Reported)
__________________________

Embotelladora Andina S.A.
(Exact name of registrant as specified in its charter)
Andina Bottling Company, Inc.
(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4
Las Condes
Santiago, Chile
(Address of principal executive office)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

Santiago, March 3, 2010
GCL-0219/10

Mr. Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O'Higgins 1449
Santiago, Chile

Re: Response to Official Circular #574

Dear Commissioner:

Pursuant to Official Circular #574 of March 1, 2010, please be advised of the following:

-	Our plant located in the borough of San Joaquin suffered minor damage that required interrupting operations there from dawn on February 27th to the afternoon of March 1st;

-
Our subsidiary Vital S.A. and our colligated Envases Central S.A., had to suspend operations because of moderately serious damage to their production lines.  We estimate that such damage should be repaired in no more than 5 days;

-
Our storage and distribution center located in the borough of Renca was forced to interrupt operations because of the breakage and partial spill of products stored there at the time of the earthquake.  We estimate that this facility will resume operations in a period of two days;

-	The rest of our operations continued uninterrupted and have not suffered damage that impairs normal functioning;

-	Our company carries insurance protecting against property damage and business interruption; and

-	Our company is in the process of contacting its main suppliers to confirm that supply of the inputs necessary to produce and distribute products will not be interrupted.

Very sincerely yours,

_________________________
Jaime Cohen A.
Corporate Legal Manager
Embotelladora Andina S.A.

cc: Stock Exchanges

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:           /s/ Osvaldo Garay
Name:      Osvaldo Garay
Title:        Chief Financial Officer

Santiago, March 4, 2010